UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number 000-31167

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Genencor International, Inc. Employee Stock Purchase Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genencor International, Inc.

925 Page Mill Road
Palo Alto, California 94304

Genencor International, Inc.
Employee Stock Purchase Plan
Index to Financial Statements and Exhibits

Contents	Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Financial Condition at December 31, 2003 and 2002	4

Statements of Operations and Changes in Plan Equity for the Years Ended December 31, 2003 and 2002 and the Period from March 13, 2001 (date of inception) to December 31, 2001	5

Notes to Financial Statements	6

Signature	8

Index to Exhibits	9
EX-23.1 CONSENT

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Genencor International, Inc
Employee Stock Purchase Plan

In our opinion, the accompanying statements of financial condition and the related statements of changes in plan equity present fairly, in all material respects, the financial position of Genencor International, Inc. Employee Stock Purchase Plan (the “Plan”) at December 31, 2003 and 2002, and the results of its operations and changes in plan equity for the years ended 2003 and 2002 and for the period from March 13, 2001 (date of inception) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
San Jose, California
June 28, 2004

Genencor International, Inc.
Employee Stock Purchase Plan
Statements of Financial Condition
December 31, 2003 and 2002

Assets	2003	2002

Receivable from Genencor International, Inc.	$864,662	$766,447

Total assets	$864,662	$766,447

Liabilities and Plan Equity

Distribution due to Plan participants	$864,662	$766,447

Plan equity	—	—

Total liabilities and plan equity	$864,662	$766,447

The accompanying notes are an integral part of the financial statements.

Genencor International, Inc.
Employee Stock Purchase Plan
Statements of Operations and Changes in Plan Equity
For the Years Ended December 31, 2003 and 2002 and the Period from March 13, 2001 (date of inception) to December 31, 2001

			Period from March 13, 2001 (date of inception) to December 31,
	2003	2002	2001

Addition:

Participant contributions	$1,531,791	$1,516,397	$802,211

Deductions:

Withdrawals	19,549	10,630	—

Due to active participants	1,512,242	1,505,767	802,211

Total deductions	1,531,791	1,516,397	802,211

Net increase/(decrease) in plan equity	—	—	—

Plan equity — beginning of year	—	—	—

Plan equity — end of year	$—	$—	$—

The accompanying notes are an integral part of the financial statements.

Genencor International, Inc.
Employee Stock Purchase Plan
Notes to Financial Statements
December 31, 2003

1.	Plan Description

The following description of the Genencor International, Inc. Employee Stock Purchase Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

On March 13, 2001, the Board of Directors of Genencor International, Inc. (the “Company”) adopted the Plan. The Plan was approved by the Company’s stockholders at the Annual Meeting of Stockholders on May 3, 2001 and became effective as of March 13, 2001. A committee appointed by the Company’s Board of Directors administers the Plan. Two million shares were originally reserved and available for purchase under the Plan. In 2003, 83,539 shares of Company common stock at a purchase price of $8.46 and 92,328 shares of Company common stock at a purchase price of $7.66 were purchased pursuant to the Plan. In 2002, 92,178 shares of Company common stock at a purchase price of $8.04 and 60,785 shares of Company common stock at a purchase price of $13.17 were purchased pursuant to the Plan.

The purpose of the Plan is to provide a method by which eligible employees may purchase shares of Company common stock by payroll deduction and at favorable prices. The Plan is intended to comply with Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”). To participate in the Plan, an individual must be an employee of the Company when an offering period commences who has customary employment for more than 20 hours per week and for more than 5 months per calendar year.

There are two offering periods. The first offering period begins on January 1st and ends on June 30th of each year and the second offering period begins on July 1st and ends on December 31st of each year. The purchase price per share of common stock offered under the Plan for an offering period is the lesser of 85 percent of the Fair Market Value of a share determined as of the first day of the offering period or 85 percent of the Fair Market Value of a share determined as of the last day of the offering period. The Fair Market Value of a share is defined as the average of the high and low trade price for the Company’s common stock on the Nasdaq Stock Market on the applicable date.

Plan participants may elect to contribute any whole percentage from 1% up to and including 15% of their base pay rate. A participant may reduce (but not increase) his or her rate of payroll withholding during an offering period at any time prior to the end of such offering period. Participant contributions may be used to purchase no more than 1,000 shares during any offering period. The Company holds contributions until the end of the offering period at which point the Company issues shares for the contributions received. No interest is paid or accrued on the participants’ payroll deductions. Contributions from participant payroll deductions are held by the Company and are used for general corporate purposes. Any remaining contributions, after the purchase of whole shares, are carried over into the next offering period.

No participant has a right to purchase shares of Company common stock under the Plan if (a) such participant, immediately after electing to purchase such shares, would become the owner of 5% or more of the outstanding common stock of the Company or (b) the rights of such participant to purchase Company common stock under the Plan would accrue at a rate that exceeds

$25,000 of Fair Market Value of common stock for each calendar year for which such rights are outstanding at any time.

A Plan participant may, at any time and for any reason, cancel his or her payroll deduction authorization. In such event, the participant can elect to have the entire balance refunded in cash without interest or be used to complete the purchase of shares. Upon a Plan participant’s termination of employment, any remaining contributions are refunded. If a Plan participant’s employment terminates due to death, the participant’s beneficiary may elect to withdraw any remaining contributions or proceed with the purchase of the stock (with remaining amounts after such purchase being returned to the beneficiary).

The Board of Directors of the Company has the right to amend, modify or terminate the Plan at any time. However, they may not, without approval of the Company’s stockholders, increase the maximum number of shares authorized for issuance under the Plan, increase the number of shares that may be purchased under the Plan by an individual participant, reduce the applicable price per share or otherwise make any material change that would cause the Plan not to meet the requirements of Section 423 of the Code and the regulations in effect from time to time thereunder. Amendments and modifications to the Plan may also be subject to stockholder approval requirements as adopted by the Nasdaq Stock Market.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3.	Federal Income Tax Status

The Plan, and the rights of participants to make purchases therunder, is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. The Plan is not qualified under Section 401(a) of the Code. Pursuant to Section 423 of the Code, no income (other than dividends) will be taxable to a Plan participant until disposition of the shares of Company common stock purchased under the Plan. Upon the disposition of his or her shares of Company common stock acquired under the Plan, the Plan participant will generally be subject to tax and the amount and character of the tax will depend upon the holding period. Dividends received on shares held by the Plan on behalf of a participant are taxable to the participant as ordinary income. Therefore, the Plan does not provide for income taxes.

4.	Administrative Expenses

All administrative costs incurred by the Plan are paid by Genencor International, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Genencor International, Inc.
		By:	Genencor International, Inc., Employee Stock Purchase Plan Committee
Date:	June 28, 2004	By:	/s/ Raymond J. Land
Raymond J. Land Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm